May 17, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Bernard Nolan, Larry Spirgel and Kathleen Collins

Re:	Procore Technologies, Inc.
Registration Statement on Form S-1
File No. 333-236789

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Procore Technologies, Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on May 19, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 2,300 copies of the Preliminary Prospectus dated May 10, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
J.P. MORGAN SECURITIES LLC as Representatives of the Several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/S/ WILLIAM CONNOLLY
Name: William D Connolly III
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/S/ LUCY WANG
Name: Lucy Wang
Title: Managing Director

[Procore Technologies, Inc. – Signature Page to Underwriter Acceleration Request Letter]